Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited condensed consolidated interim financial statements as of and for the three and six months ended June 30, 2018 and 2017 included as Exhibit 99.1 to this Report on Form 6-K, which have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2017 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the U.S. Securities and Exchange Act of 1934, as amended.

Unless otherwise indicated or the context otherwise requires, all references to “Auris Medical Holding AG” or “Auris,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Auris Medical Holding AG, together with its subsidiaries, prior to our corporate reorganization by way of the Merger (as defined below) on March 13, 2018 (i.e. to the transferring entity), and to Auris Medical Holding AG (formerly Auris Medical NewCo Holding AG), together with its subsidiaries after the Merger (i.e. to the surviving entity). The trademarks, trade names and service marks appearing in this discussion and analysis are property of their respective owners.

Unless indicated or the context otherwise requires, all references in this Report on Form 6-K to our common shares as of any date prior to March 13, 2018 refer to our common shares (having a nominal value of CHF 0.40 each) prior to the 10:1 “reverse stock split” effected through the Merger and all references to our common shares as of, and after, March 13, 2018 refer to our common shares (having a nominal value of CHF 0.02 each) after the 10:1 “reverse stock split” effected through the Merger.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We maintain our books and records in Swiss Francs. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in Swiss Francs.

This discussion and analysis is dated as of August 14, 2018.

Overview

We are a clinical-stage biopharmaceutical company focused on the development of novel products that address important unmet medical needs in neurotology and mental health supportive care. We are focusing on the development of intranasal betahistine for the treatment of vertigo (AM-125) and for the treatment of antipsychotic-induced weight gain and somnolence (AM-201). This program is currently in Phase 1. In addition, we have two Phase 3 programs under development: (i) Keyzilen ® (AM-101), which is being developed for the treatment of acute inner ear tinnitus and (ii) AM-111, which is being developed for the treatment of acute inner ear hearing loss. AM-111 has been granted orphan drug status by the FDA and the EMA and has been granted fast track designation by the FDA.

Recent Developments

Launch of Project AM-201

On May 15, 2018, we announced the expansion of our intranasal betahistine development program beyond the treatment of vertigo into mental health supportive care indications. Under project code AM-201 we intend to develop intranasal betahistine for the treatment of weight gain and drowsiness (somnolence), which are major side effects of many antipsychotic drugs. As we focus on advancing our AM-125 and AM-201 programs with intranasal betahistine, we announced at the same time that we plan to move forward with our late-stage programs AM-111 for the treatment of acute inner ear hearing loss and AM-101 for the treatment of acute inner ear tinnitus through strategic partnering and with non-dilutive funding.

Scientific Advice from EMA on Development Plan and Regulatory Pathway for AM-111

On May 7, 2018, we announced that we had received positive Scientific Advice from the Committee for Medicinal Products for Human Use (“CHMP”) of the European Medicines Agency (“EMA”) related to the development plan and regulatory pathway for AM-111. The Scientific Advice (Protocol Assistance) had been requested by us following the results of the HEALOS phase 3 trial. The EMA reviewed our proposed concept for a single pivotal trial with AM-111 0.4 mg/mL in patients suffering from acute profound hearing loss, which builds to a large extent on the design and outcomes from HEALOS. The EMA endorsed the proposed trial design, choice of efficacy and safety endpoints, as well as the statistical methodology. In addition, the EMA provided important guidance on the regulatory path forward and the maintenance of AM-111’s orphan drug designation. Meanwhile, we have requested a Type C meeting to discuss the development plan and regulatory path forward in the United States.

Otonomy Ruling

On August 1, 2018, the United States Court of Appeals for the Federal Circuit reversed the USPTO’s Patent Trial and Appeal Board’s determination of priority in our favor relating to the July 2015 USPTO declaration of patent interference (No. 106,030) involving our issued U.S. patent No. 9,066,865 (the “865 Patent”) and Otonomy, Inc.’s (“Otonomy”) U.S. patent application No. 13/848,636 (the “636 Application”). We believe that this ruling will not impact any of our development programs.

Nasdaq Listing Requirements

On July 31, 2018, we received a letter from the Listings Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying us that our minimum bid price per share of our common shares was below $1.00 for a period of 30 consecutive business days as required by Nasdaq’s continued listing requirements. We have a compliance period of 180 calendar days, or until January 28, 2019 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. In the event we do not regain compliance by January 28, 2019, we may be eligible for an additional 180 calendar day grace period. We intend to actively monitor our closing bid price for our common shares between now and January 28, 2019 and intend to take any reasonable actions to resolve our noncompliance with the minimum bid price requirement as may be necessary.

In addition to the minimum closing bid price requirement, we are required to comply with certain other Nasdaq continued listing requirements, including a series of financial tests relating to shareholder equity, market value of listed securities and number of market makers and shareholders. If we fail to maintain compliance with any of those requirements, our common shares could be delisted from Nasdaq’s Capital Market. On January 11, 2018, we received a letter from Nasdaq indicating that we have been provided an initial period of 180 calendar days, or until July 10, 2018 to regain compliance with Nasdaq’s listing requirements. On July 17, 2018, the Company closed its registered offering of 17,948,717 common shares, Series A warrants to purchase 6,282,050 common shares and Series B warrants to purchase 4,487,179 common shares. The Company has granted the underwriters in the offering a 30 day option to purchase up to an additional 2,692,307 common shares and/or additional Series A warrants to purchase up to 942,307 common shares and/or additional Series B warrants to purchase up to 673,076 common shares. As a result of the proceeds received by the Company in connection with the offering, the Company has regained compliance with Nasdaq’s minimum equity standard pursuant to Nasdaq Listing Rule 5550(b)(1). The Company has been informed that Nasdaq will continue to monitor the Company’s ongoing compliance with the minimum equity requirements and, if at the time of its next periodic report the Company does not evidence compliance, it may be subject to delisting.

TACTT3 Trial

On March 13, 2018, we announced preliminary top-line data from the TACTT3 trial which indicated that the study had not met its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation. On May 15, 2018, we announced that further investigation of the trial’s outcomes confirmed these preliminary results and that we believe that the lack of separation between the active- and placebo-treated groups may be due to certain elements of the study design and conduct.

HEALOS Trial Results

On November 28, 2017, we announced that the HEALOS Phase 3 clinical trial that investigated AM-111 in the treatment of acute inner ear hearing loss did not meet the primary efficacy endpoint of a statistically significant improvement in hearing from baseline to Day 28 compared to placebo for either active treatment groups in the overall study population. However, a post-hoc analysis of the subpopulation with profound acute hearing loss revealed a clinically and statistically significant improvement in the AM-111 0.4 mg/mL treatment group. On January 4, 2018, we announced that further analyses on the basis of the HEALOS full data set provided additional confirmation of and support for AM-111’s otoprotective effects in the profound acute hearing loss subpopulation. Patients treated with AM-111 0.4 mg/mL showed a statistically significantly lower incidence of no hearing improvement (defined as less than 15 dB) compared to placebo by Day 91 (11.4 vs. 38.2%, risk ratio 0.30, p=0.012). They also had a lower incidence of no marked hearing improvement (defined as less than 30 dB) (28.6 vs. 50.0%, risk ratio 0.57, p=0.087). In addition, the significant improvement in pure tone hearing in the AM-111 0.4 mg/mL group was coupled with superior improvement in speech discrimination as the score of correctly recognized words improved by 49.2 percentage points to Day 91 compared to 30.4 percentage points in the placebo group (p=0.062). We are currently discussing the HEALOS results and the regulatory pathway with health authorities, please see “Recent Developments— Scientific Advice from EMA on Development Plan and Regulatory Pathway for AM-111” in this discussion and analysis for details.

Merger

On March 13, 2018, Auris Medical Holding AG merged into Auris Medical NewCo Holding AG (the “Merger”), a newly incorporated, wholly-owned Swiss subsidiary (“Auris NewCo”) following shareholder approval at an extraordinary general meeting of shareholders held on March 12, 2018. Following the Merger, Auris NewCo, the surviving company had a share capital of CHF 122,347.76, divided into 6,117,388 common shares with a nominal value of CHF 0.02 each. Pursuant to the Merger, our shareholders received one common share with a nominal value of CHF 0.02 of Auris NewCo for every 10 common shares in Auris Medical Holding AG held prior to the Merger, effectively resulting in a “reverse share split” at a ratio of 10-for-1. Auris NewCo changed its name to “Auris Medical Holding AG” as part of the consummation of the Merger, effective March 13, 2018. On March 14, 2018 the common shares of Auris NewCo began trading on the Nasdaq Capital Market under the trading symbol “EARS.”

LPC Purchase Agreement

On May 2, 2018 we entered into a purchase agreement (the “2018 Commitment Purchase Agreement”) and a Registration Rights Agreement (the “2018 Registration Rights Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”). Pursuant to the Commitment Purchase Agreement, LPC agreed to purchase common shares for up to $10,000,000 over the 30-month term of the 2018 Commitment Purchase Agreement. The 2018 Commitment Purchase Agreement replaces a purchase agreement we entered into with LPC on October 10, 2017 (the “2017 Commitment Purchase Agreement”) which was terminated as a result of the Merger.

Offering of Common Shares and Warrants

On January 26, 2018, we issued and sold 12,499,999 of our common shares. The common shares were offered pursuant to our effective shelf registration statement on Form F-3, which was initially filed with the Securities and Exchange Commission on September 1, 2015 and declared effective on September 10, 2015 (File No. 333-206710). We refer to such offering of common shares as the “January 2018 Registered Offering.”

In a concurrent private placement, we sold to the investors in the January 2018 Registered Offering warrants to purchase one of our common shares for each common share purchased in the January 2018 Registered Offering. The warrants cover, in the aggregate, 7,499,999 of our common shares. The warrants became exercisable immediately upon their issuance on January 30 2018 at an exercise price of $0.50 per common share, and expire on January 30, 2025. Following the consummation of the Merger, the warrants are exercisable for an aggregate of 750,002 of our common shares (assuming we round up fractional common shares to the next whole common share), at an exercise price of $5.00 per common share.

Amendment of Hercules Loan and Security Agreement

On April 5, 2018, we entered into an agreement with Hercules Capital, Inc. (“Hercules”) whereby the terms of our Loan and Security Agreement (the “Loan and Security Agreement”) with Hercules were amended to eliminate the $5 million liquidity covenant in exchange for a repayment of $5 million principal amount outstanding under the Loan and Security Agreement.

Capital Increase

On June 28, 2018, an extraordinary general meeting of shareholders approved an ordinary share capital increase and certain changes to our Articles of Association to increase our authorized share capital and our conditional share capital for financing purposes (collectively, the “Capital Increase”). On July 17, 2018, the Company closed its registered offering of 17,948,717 common shares, Series A warrants to purchase 6,282,050 common shares and Series B warrants to purchase 4,487,179 common shares. We refer to such offering of common shares as the “July 2018 Registered Offering.” The Company has granted the underwriters in the July 2018 Registered Offering a 30 day option to purchase up to an additional 2,692,307 common shares and/or additional Series A warrants to purchase up to 942,307 common shares and/or additional Series B warrants to purchase up to 673,076 common shares.

Collaboration and License Agreements

There have been no material changes to our collaboration and license agreements from those reported in “Item 5—Operating and Financial Review and Prospects–Operating results—Collaboration and License Agreements” in the Annual Report.

Research and Development Expense

Our research and development expense is highly dependent on the development phases of our research projects and therefore may fluctuate substantially from period to period. Our research and development expense mainly relates to the following key programs:

•	Keyzilen® (AM-101). We conducted a Phase 3 clinical development program with Keyzilen® comprising two Phase 3 trials and two open label follow-on trials. We completed enrollment of the last of these trials (TACTT3) in September 2017. On March 13, 2018, we announced that preliminary top-line data from the TACTT3 trial indicated that the study did not meet its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Index score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation. We anticipate that our research and development expenses in connection with the Keyzilen® trials will be lower in 2018 than in 2017, reflecting the completion of these trials.

•	AM-111. We conducted a Phase 3 clinical development program with AM-111 comprising two Phase 3 trials in the treatment of ISSNHL, titled HEALOS and ASSENT. On November 28, 2017, we announced that the HEALOS trial did not meet the primary efficacy endpoint of a statistically significant improvement in hearing from baseline to Day 28 compared to placebo for either active treatment groups in the overall study population. However, a post-hoc analysis of the subpopulation with profound acute hearing loss revealed a clinically meaningful and nominally significant improvement in the AM-111 0.4 mg/mL treatment group. We terminated the ASSENT trial as it was very similar in design to the HEALOS trial and, based on the new findings, was no longer adequate for testing AM-111. We received feedback from the EMA regarding the design of a future Phase 3 trial and on the regulatory path forward and have requested regulatory feedback also from the FDA. We expect that our research and development expenses in connection with the AM-111 trials will be lower in 2018 than in 2017, reflecting the completion of these trials.

•	AM-125. In the first quarter of 2018, we initiated a second Phase 1 trial in healthy volunteers to further test the safety and tolerability and the pharmacokinetics of AM-125. We expect to obtain the results of the study in summer 2018.

Other research and development expenses mainly relate to our pre-clinical studies of AM-102 (second generation tinnitus treatment). The expenses mainly consist of costs for synthesis of the pre-clinical compounds and costs paid to academic and other research institutions in conjunction with pre-clinical testing.

For a discussion of our other key financial statement line items, please see “Item 5—Operating and Financial Review and Prospects–Operating results—Financial Operations Overview” in the Annual Report.

Results of Operations

The numbers below have been derived from our unaudited condensed consolidated interim financial statements as of and for the three and six months ended June 30, 2018 and 2017. The discussion below should be read along with this financial information, and it is qualified in its entirety by reference to them.

Comparison of the three months ended June 30, 2018 and 2017

	Three months ended June 30,
	2018	2017	Change
	(in thousands of CHF)%
Research and development	(2,014)	(4,723)	(57%)
General and administrative	(1,099)	(1,236)	(11%)
Operating loss	(3,113)	(5,958)	(48%)
Interest income	—	14	(100%)
Interest expense	(507)	(410)	24%
Foreign currency exchange gain/(loss), net	22	(593)	(104%)
Revaluation gain from derivative financial instruments	607	1,529	(60%)
Transaction costs	(98)	—	(100%)
Loss before tax	(3,088)	(5,418)	(43%)
Income tax gain	9	8	12.5%
Net loss attributable to owners of the Company	(3,079)	(5,410)	(43%)
Other comprehensive income:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability	804	56	1,336%
Items that are or may be reclassified to profit and loss
Foreign currency translation differences	(34)	40	(185%)
Other comprehensive income	770	96	702%
Total comprehensive loss attributable to owners of the Company	(2,309)	(5,314)	(57%)

Comparison of the six months ended June 30, 2018 and 2017

	Six months ended June 30,
	2018	2017	Change
	(in thousands of CHF)%
Research and development	(4,958)	(10,704)	(54%)
General and administrative	(2,459)	(2,661)	(8%)
Operating loss	(7,417)	(13,365)	(45%)
Interest income	—	45	(100%)
Interest expense	(856)	(831)	3%
Foreign currency exchange gain/(loss), net	(66)	(931)	(93%)
Revaluation gain from derivative financial instruments	3,908	1,760	122%
Transaction costs	(411)	(506)	(19%)
Loss before tax	(4,842)	(13,828)	(65%)
Income tax gain	17	16	6%
Net loss attributable to owners of the Company	(4,825)	(13,811)	(65%)
Other comprehensive income:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability	1,085	284	282%
Items that are or may be reclassified to profit or loss
Foreign currency translation differences	(19)	60	(132%)
Other comprehensive income	1,066	344	210%
Total comprehensive loss attributable to the owners of the Company	(3,759)	(13,468)	(72%)

Research and development expense

	Three months ended June 30,
	2018	2017	Change
	(in thousands of CHF)%
Clinical projects	(497)	(2,953)	(83%)
Pre-clinical projects	(105)	(152)	(31%)
Drug manufacturing and substance	(769)	(568)	35%
Employee benefits	(473)	(669)	(29%)
Other research and development expenses	(170)	(379)	(55%)
Total	(2,014)	(4,721)	(57%)

Research and development expenses amounted to CHF 2.0 million in the three months ended June 30, 2018. This represents a decrease of about CHF 2.7 million from research and development expenses of CHF 4.7 million for the three months ended June 30, 2017. Research and development expenses reflected the following:

•

Clinical projects. In the three months ended June 30, 2018 clinical expenses were lower than in the three months ended June 30, 2017 by CHF 2.5 million due to lower service and milestone costs for our Keyzilen® and AM-111 studies, mainly reflecting the completion of TACTT2, AMPACT1 and AMPACT2 and progression towards completion of TACTT3, HEALOS and ASSENT trials.

•

Pre-clinical projects. In the three months ended June 30, 2018, pre-clinical expenses decreased by CHF 47 thousand compared to the three months ended June 30, 2017, primarily due to lower expenses related to our AM-102 program partly offset by higher expenses in our AM-125 program.

•

Drug manufacture and substance. In the three months ended June 30, 2018, drug manufacture and substance related costs increased by CHF 0.2 million compared to the three months ended June 30, 2017, related to AM-111 and AM-125 project activities.

•	Employee benefits. Employee expenses decreased by CHF 0.2 million in the three months ended June 30, 2018 compared to the same period in 2017 primarily due to a reduction in headcount.
•	Other research and development expenses. Other research and development expenses decreased by CHF 0.2 million in the three months ended June 30, 2018 compared to the same period in 2017 primarily due to a reduction in regulatory related activities.

	Six months ended June 30,
	2018	2017	Change
	(in thousands of CHF)%
Clinical projects	(1,988)	(7,142)	(72%)
Pre-clinical projects	(318)	(294)	8%
Drug manufacturing and substance	(1,103)	(1,054)	5%
Employee benefits	(1,038)	(1,494)	(31%)
Other research and development expenses	(511)	(719)	(29%)
Total	(4,958)	(10,703)	(54%)

Research and development expenses amounted to CHF 5.0 million in the six months ended June 30, 2018. This represents a decrease of about CHF 5.7 million from research and development expenses of CHF 10.7 million for the six months ended June 30, 2017. Research and development expenses reflected the following:

•

Clinical projects. In the six months ended June 30, 2018 clinical expenses were lower than in the six months ended June 30, 2017 by CHF 5.1 million due to lower service and milestone costs for our Keyzilen® and AM-111 studies, mainly reflecting the completion of TACTT2, AMPACT1 and AMPACT2 and progression towards completion of TACTT3, HEALOS and ASSENT trials.

•

Pre-clinical projects. In the six months ended June 30, 2018, pre-clinical expenses increased by CHF 24 thousand compared to the six months ended June 30, 2017, primarily due to activities related to our AM-125 program.

•

Drug manufacture and substance. In the six months ended June 30, 2018, drug manufacture and substance related costs increased by CHF 49 thousand compared to the six months ended June 30, 2017, due to AM-125 project activities.

•	Employee benefits. Employee expenses decreased by CHF 0.5 million in the six months ended June 30, 2018 compared to the same period in 2017 primarily due to a reduction in headcount.
•	Other research and development expenses. Other research and development expenses decreased by CHF 0.2 million in the six months ended June 30, 2018 compared to the same period in 2017 primarily due to a reduction in regulatory related activities.

General and administrative expense

	Three months ended June 30,
	2018	2017	Change
	(in thousands of CHF)%
Employee benefits	(562)	(571)	(2%)
Lease expenses	(19)	(18)	6%
Business development	—	(56)	(100%)
Travel and representation	(15)	(15)	0%
Administration costs	(488)	(678)	(28%)
Depreciation tangible assets	(15)	(18)	(17%)
Capital tax expenses	—	118	(100%)
Total	(1,099)	(1,237)	(11%)

General and administrative expense amounted to CHF 1.1 million in the three months ended June 30, 2018 compared to CHF 1.2 million in the same period in the previous year. Administration costs were lower mainly due to lower legal and consultancy fees.

	Six months ended June 30,
	2018	2017	Change
	(in thousands of CHF)%
Employee benefits	(748)	(1,130)	(34%)
Lease expenses	(36)	(44)	(18%)
Business development	(9)	(56)	(84%)
Travel and representation	(25)	(94)	(73%)
Administration costs	(1,609)	(1,296)	24%
Depreciation tangible assets	(30)	(37)	(19%)
Capital tax expenses	(2)	(5)	(60%)
Total	(2,459)	(2,662)	(8%)

General and administrative expense amounted to CHF 2.5 million in the six months ended June 30, 2018 compared to CHF 2.7 million in the same period in the previous year. Administration costs were higher mainly due to higher legal fees related to the Merger. Lower employee benefits was mainly related to lower headcount and employee benefit-related expenses.

Interest income

Interest income decreased by CHF 14 thousand in the three months ended June 30, 2018 compared to the three months ended June 30, 2017, due to the termination of short-term deposits.

Interest income decreased by CHF 45 thousand in the six months ended June 30, 2018 compared to the six months ended June 30, 2017, due to the termination of short-term deposits.

Interest expense

Interest expense increased in the three months ended June 30, 2018 compared to the same prior year period by CHF 0.1 million. The increase relates to a reduction in the outstanding balance of the loan under the Hercules Loan and Security Agreement, as we commenced repayment of the loan facility in July 2017, offset by the loss recorded in connection with the modification of the loan and transaction cost.

Interest expense increased in the six months ended June 30, 2018 compared to the same prior year period by CHF 25 thousand. The increase relates to a reduction in the outstanding balance of the loan under the Hercules Loan and Security Agreement, as we commenced repayment of the loan facility in July 2017, offset by the loss recorded in connection with the modification of the loan and transaction cost.

Foreign currency exchange gain / (loss), net

For the three months ended June 30, 2018, foreign currency exchange loss was CHF 0.6 million lower than during the same period in the previous year, due to the impact of the appreciation of the US$ currency and the increased US$ cash and cash equivalents held by the Company from the January 2018 Registered Offering.

For the six months ended June 30, 2018, foreign currency exchange loss was CHF 0.9 million lower than during the same period in the previous year, due to the impact of the appreciation of the US$ currency and the increased US$ cash and cash equivalents held by the Company from the January 2018 Registered Offering.

Revaluation gain / (loss) from derivative financial instruments

In connection with the Hercules Loan and Security Agreement, we issued Hercules a warrant to purchase up to 241,117 of the Company’s common shares at an exercise price of US$ 3.94 per share. As of March 13, 2018 following the consummation of the Merger, the warrant was exercisable for 15,673 common shares at an exercise price of $39.40 per common share. As of June 30, 2018 the fair value of the warrant amounted to CHF 1,645. The revaluation gain of the derivative for the six months ended June 30, 2018 amounted to CHF 21,705, which is a decrease of CHF 38,804 when comparing to the same period in 2017. Since its initial recognition, the fair value decreased by CHF 406,535, resulting in a revaluation gain in the corresponding amount (fair value as of July 19, 2016: CHF 408,180).

On February 21, 2017 we issued 10,000,000 warrants in connection with a public offering of 10,000,000 common shares, each warrant entitling its holder to purchase 0.70 of a common share at an exercise price of US$ 1.20. Additionally, the underwriter was granted a 30-day option to purchase up to 1,500,000 additional common shares and/or 1,500,000 additional warrants, of which the underwriter partially exercised its option for 1,350,000 warrants. As of March 13, 2018, following the consummation of the Merger, the warrants became exercisable for an aggregate of 794,000 of our common shares, at an exercise price of $12.00 per common share. As of June 30, 2018, the fair value of the warrants amounted to CHF 96,766. The revaluation gain of the derivative for the six months ended June 30, 2018 amounted to CHF 1,716,647, which is an increase of CHF 16,525 when comparing to the same period in 2017. Since its initial recognition, the fair value decreased by CHF 4,993,697, resulting in a gain in the corresponding amount (fair value as of February 21, 2017: CHF 5,090,463).

On January 30, 2018 we issued 7,499,999 warrants in connection with a direct offering of 12,499,999 common shares, each warrant entitling its holder to purchase one common share at an exercise price of $0.50. As of March 13, 2018, following the consummation of the Merger, the warrants became exercisable for an aggregate of 750,002 of our common shares (assuming we decide to round up fractional common shares to the next whole common share), at an exercise price of $5.00 per common share. As of June 30, 2018 the fair value of the warrants amounted CHF 314,141. Since its initial recognition, the fair value of the warrants has decreased by CHF 2,169,606, resulting in a gain in the corresponding amount (fair value as of January 30, 2018: CHF 2,483,747).

Transaction costs

Transaction costs decreased by CHF 0.1 million in the six months ended June 30, 2018 compared to the previous period, due to lower fees and transaction costs related to the equity offering in the first quarter of 2018 compared to the equity offering in the first quarter of 2017.

Cash flows

Comparison of the three months ended June 30, 2018 and 2017

The table below summarizes our cash flows for the three months ended June 30, 2018 and 2017:

	Three months ended June 30,
	2018	2017
	(in thousands of CHF)
Cash used in operating activities	(2,304)	(6,290)
Net cash used in investing activities	(20)	14
Net cash used in financing activities	(6,058)	(315)
Net effect of currency translation on cash	150	(1,017)
Cash and cash equivalents at beginning of the period	12,654	33,847
Cash and cash equivalents at end of the period	4,422	26,239

The decrease in net cash used in operating activities from CHF 6.3 million in the three months ended June 30, 2017 to CHF 2.3 million in the three months ended June 30, 2018 was mainly due to lower operating expenses compared to the same period in 2017. The decrease in net cash used in financing activities is related to the $ 5.0 million repayment of the loan to Hercules.

Comparison of the six months ended June 30, 2018 and 2017

The table below summarizes our cash flows for the six months ended June 30, 2018 and 2017:

	Six months ended June 30,
	2018	2017
	(in thousands of CHF)
Cash used in operating activities	(7,285)	(13,065)
Net cash used in investing activities	(19)	(30)
Net cash (used in) / from financing activities	(3,095)	8,472
Net effect of currency translation on cash	(152)	(1,580)
Cash and cash equivalents at beginning of the period	14,973	32,442
Cash and cash equivalents at end of the period	4,422	26,239

The decrease in net cash used in operating activities from CHF 13.1 million in the six months ended June 30, 2017 to CHF 7.3 million in the six months ended June 30, 2018 was mainly due to lower operating expenses compared to the same period in 2017. The decrease in net cash used in financing activities is related to the $ 5.0 million repayment and the monthly repayments for $ 2.7 million of the loan to Hercules, partly offset by the net proceeds of the January 2018 offering of $ 4.9 million

Cash and funding sources

On July 17, 2018 we completed a public offering of 17,948,717 common shares with a nominal value of CHF 0.02 each, 6,282,050 Series A warrants entitling its holder to purchase a common share and 4,487,179 Series B warrants entitling its holder to purchase a common share. The net proceeds to us from the July 2018 Registered Offering were approximately $6.2 million (or $7.2 million if the underwriters exercise in full their over-allotment option), after deducting underwriting discounts and other offering expenses payable by us. The underwriter was granted a 30-day option to purchase up to 2,692,307 additional common shares and/or additional Series A warrants to purchase up to 942,307 common shares and/or additional Series B warrants to purchase up to 673,076 common shares. As of August 14, 2018, the underwriters have not exercised their right to purchase any Over-Allotment Warrants. The outstanding Series A warrants issued in the July 2018 Registered Offering are exercisable for up to 7,224,357 common shares at an exercise price of CHF 0.39 per common share and the outstanding Series B warrants issued in the July 2018 Registered Offering are exercisable for up to 5,160,255 common shares at an exercise price of CHF 0.39 per common share.

On May 2, 2018 we entered into the 2018 Commitment Purchase Agreement and the 2018 Registration Rights Agreement with Lincoln Park Capital Fund, LLC (“LPC”). Pursuant to the 2018 Commitment Purchase Agreement, LPC agreed to purchase common shares for up to $10,000,000 over the 30-month term of the 2018 Commitment Purchase Agreement. The 2018 Commitment Purchase Agreement replaces the 2017 Commitment Purchase Agreement, which was terminated as a result of the Merger. Under the 2017 Commitment Purchase Agreement, LPC agreed to subscribe for up to $13,500,000 of our common shares and prior to its termination, we had issued an aggregate of 2,600,000 common shares for aggregate proceeds of $1.8 million to LPC under the 2017 Commitment Purchase Agreement.

On January 30, 2018 we completed a public offering of 12,499,999 common shares with a nominal value of CHF 0.40 each and a concurrent offering of 7,499,999 warrants, each warrant entitling its holder to purchase one common share. The net proceeds to the Company from the January 2018 Registered Offering were approximately $4.9 million, after deducting placement agent fees and other estimated offering expenses payable by the Company. As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issued in the January 2018 offering were exercisable for up to 750,002 common shares (assuming we decide to round up fractional common shares to the next whole common share) at an exercise price of $5.00 per common share.

On October 16, 2017 we issued 1,744,186 common shares to LPC for aggregate proceeds of $1,500,000.

On February 21, 2017 we completed a public offering of 10,000,000 common shares with a nominal value of CHF 0.40 each and 10,000,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share. The net proceeds to us from the offering were approximately CHF 9.1 million, after deducting underwriting discounts and other offering expenses payable by us. The underwriter was granted a 30-day option to purchase up to 1,500,000 additional common shares and/or 1,500,000 additional warrants, of which the underwriter partially exercised its option in the amount of 1,350,000 warrants. As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issued in the February 2017 offering were exercisable for up to 794,500 common shares at an exercise price of $12.00 per common share.

On July 19, 2016 the Company entered into the Loan and Security Agreement with Hercules for a secured term loan facility of up to $20.0 million. An initial tranche of $12.5 million was drawn on July 19, 2016, concurrently with the execution of the loan agreement. The loan matures on January 2, 2020 and bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. The loan is secured by a pledge of the shares of Auris Medical AG owned by the Company, all intercompany receivables owed to the Company by its Swiss subsidiaries and a security assignment of the Company’s bank accounts. In connection with the loan facility, we issued Hercules a warrant to purchase up to 241,117 of our common shares at an exercise price of $3.94 per share. As of March 13, 2018, following consummation of the Merger, the warrant is exercisable for 15,673 common shares at an exercise price of $39.40 per common share. On April 5, 2018 we entered into an agreement with Hercules whereby the terms of the Company's Loan and Security Agreement with Hercules were amended to eliminate the $5 million liquidity covenant in exchange for a repayment of $5 million principal amount outstanding under the Loan and Security Agreement.

We have no other ongoing material financial commitments, such as lines of credit or guarantees that are expected to affect our liquidity over the next five years, other than leases.

Funding requirements

We expect that our operating expenses for 2018 will be in the range of CHF 10.0 to CHF 12.0 million and that the existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into the second quarter of 2019. In addition, we anticipate that the issuance of our common shares under the LPC Purchase Agreement will enable the Company to further fund its operations and capital requirements. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing, and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

We expect that we will require additional funding to continue our ongoing clinical development activities and seek to obtain regulatory approval for, and commercialize, our product candidates. If we receive regulatory approval for any of our product candidates, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts. Likewise, if we are unable to refinance amounts outstanding under our existing term loan facility before such amounts are due we may be unable to repay such amounts, which could result in foreclosure of the collateral pledged to secure such loan.

We may raise additional capital through the sale of equity or convertible debt securities. In such an event, your ownership interest will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares. We may also seek to refinance out outstanding indebtedness.

For more information as to the risks associated with our future funding needs, see “Item 3—Key Information—Risk factors” in the Annual Report.

Contractual Obligations and Commitments

The following table presents information relating to our contractual obligations as of June 30, 2018:

	Payments Due by Period
	Less Than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	Total
	(in thousands of CHF)
Operating lease obligations (1)	36	—	—	36
Long-term debt obligations (2)	3,618	—	—	3,618
Derivative Financial Instruments (3)	—	—	413	413
Total	3,654	—	413	4,067

_______________________

(1)	Operating lease obligations consist of payments pursuant to operating lease agreements relating to leases of our office space and are not accounted for on the balance sheet. The lease term is indefinite and can be terminated with a six month notice period
(2)	Long-term debt obligations consist of amortization payments and the end of term fee due under the Hercules Loan and Security Agreement converted to CHF at an exchange rate of CHF 0.9584 to US$1.00. The secured term loan under the Hercules Loan and Security Agreement has a maturity date of January 2, 2020, with an interest-only period through July 1, 2017, and amortized payments of principal and interest thereafter in equal monthly instalments until the maturity date. The loan bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. Interest payments are not included in the table presented above.
(3)	Derivative Financial instruments relate to the warrants issued in connection with the Hercules Loan and Security Agreement and the warrants issued in the public offering in February 2017 and direct placement in January 2018.

Under the terms of our collaboration and license agreement with Xigen, we are obliged to make development milestone payments on an indication-by-indication basis of up to CHF 1.5 million upon the successful completion of a Phase 2 clinical trial and regulatory milestone payments on a product-by-product basis of up to CHF 2.5 million, subject to a mid-twenties percentage reduction for smaller indications, e.g., those qualifying for orphan drug status, upon receiving marketing approval for a product. The milestones are not included in the table above as they have not met the recognition criteria for provisions and the timing of these is not yet determinable as it is dependent upon the achievement of earlier mentioned milestones.

Under the terms of the asset purchase agreement with Otifex Therapeutics Pty Ltd, we are obliged to make a development milestone payment of $200,000 if use of the purchased formulation is supported by the results from toxicology studies over three to six months.

Off-Balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements except for the Operating Lease mentioned in “Item 5—Operating and Financial Review and Prospects—Tabular disclosure of contractual obligations” in the Annual Report.

Significant Accounting Policies and Use of Estimates and Judgment

There have been no material changes to the significant accounting policies and estimates described in “Item 5—Operating and Financial Review and Prospects–Operating results—Significant accounting policies and use of estimates and judgment” in the Annual Report.

Recent Accounting Pronouncements

There are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2018 that had a material impact on our financial position and performance.

JOBS Act Exemption

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company”. As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (2019) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than US$1.0 billion in annual revenue, have more than US$700 million in market value of our common shares held by non-affiliates or issue more than US$1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to:

•	our operation as a development-stage company with limited operating history and a history of operating losses;

•	our need for substantial additional funding to continue the development of our product candidates before we can expect to become profitable from sales of our products;

•	the outcome of our review of strategic options and of any action that we may pursue as a result of such review;

•	our dependence on the success of AM-125, AM-201, Keyzilen® (AM-101) and AM-111, which are still in clinical development and may eventually prove to be unsuccessful;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

•	the chance our clinical trials may not be completed on schedule, or at all, as a result of factors such as delayed enrollment or the identification of adverse effects;

•	uncertainty surrounding whether any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized;

•	if our product candidates obtain regulatory approval, our product candidates being subject to expensive, ongoing obligations and continued regulatory overview;

•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	the chance that we do not obtain orphan drug exclusivity for AM-111, which would allow our competitors to sell products that treat the same conditions;

•	dependence on governmental authorities and health insurers establishing adequate reimbursement levels and pricing policies;

•	our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•	our reliance on our current strategic relationships with INSERM or Xigen and the potential success or failure of strategic relationships, joint ventures or mergers and acquisitions transactions;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party, single-source suppliers to supply or produce our product candidates;

•	our ability to obtain, maintain and protect our intellectual property rights and operate our business without infringing or otherwise violating the intellectual property rights of others;

•	our ability to comply with the requirements under our term loan facility with Hercules, including repayment of amounts outstanding when due;

•	our ability to meet the continuing listing requirements of Nasdaq and remain listed on the Nasdaq Capital Market;

•	the chance that certain intangible assets related to our product candidates will be impaired; and

•	other risk factors set forth in our most recent Annual Report on Form 20-F.

Our actual results or performance could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our results of operations, cash flows or financial condition. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.